ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly-Listed Company | NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
4th Quarter 2022 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter of 2022 ending December 31, 2022, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 02/08/2023 at 8:30 a.m. (Brasília time) | 6:30 a.m.(EST) **(Attachment 01)**;
- Presentation of the virtual meeting on the quarterly result, scheduled for Wednesday, 02/08/2023 at 10:00 a.m. (Brasília time) | 08:00 a.m. (EST) **(Attachment 02)**;
- Institutional Presentation of the 4th quarter of 2022 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, February 08, 2023.

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

Attachment 01

(portuguese only)

Itaú Unibanco Holding S.A.

conferência com a imprensa 4T22

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de fevereiro de 2023

destaques do trimestre

variação 4T22 vs. 3T22

ex- provisão de crédito corporativo específico (evento subsequente)

resultado recorrente gerencial

			ex- provisão de crédito corporativo específico
Consolidado	R$ 7,7 bi	∨ 5,1%	R$ 8,4 bi
Brasil	R$ 7,0 bi	∨ 5,7%	R$ 7,7 bi

ROE recorrente gerencial

			ex- provisão de crédito corporativo específico
Consolidado	19,3%	∨ 1,7 p.p.	21,0%
Brasil	19,7%	∨ 1,8 p.p.	21,7%

margem com clientes

Consolidado	R$ 24,2 bilhões	∧ 3,6%
Brasil	R$ 21,2 bilhões	∧ 2,6%

custo do crédito

			ex- provisão de crédito corporativo específico
Consolidado	R$ 9,8 bi	∧ 22,7%	R$ 8,5 bi
Brasil	R$ 9,0 bi	∧ 21,8%	R$ 7,7 bi

NPL > 90 dias

Consolidado	2,9%	∧ 0,1 p.p.
Brasil	3,4%	∧ 0,2 p.p.

índice de eficiência

(acumulado de 12 meses)

Consolidado	41,2%	∨ 0,4 p.p.
Brasil	39,1%	∨ 0,3 p.p.

carteira de crédito

guidance 2022 vs. realizado carteira de crédito total

consolidado
entre **15,5%** e **17,5%**
— **11,1%**

Brasil
entre **19,0%** e **21,0%**
— **14,2%**

em R$ bilhões

	dez/22	set/22	Δ	dez/21	Δ
pessoas físicas	**399,3**	**385,0**	**3,7%**	**332,6**	**20,1%**
cartão de crédito	135,1	128,8	4,9%	112,1	20,5%
crédito pessoal	53,3	51,5	3,4%	42,0	26,8%
crédito consignado	73,4	72,2	1,6%	63,2	16,1%
veículos	31,6	31,8	-0,5%	29,7	6,5%
crédito imobiliário	106,0	100,7	5,2%	85,6	23,8%
micro, pequenas e médias empresas	**174,2**	**170,2**	**2,4%**	**157,5**	**10,6%**
grandes empresas [1]	**344,7**	**345,1**	**-0,1%**	**313,7**	**9,9%**
total Brasil	**918,2**	**900,3**	**2,0%**	**803,7**	**14,2%**
América Latina	**223,2**	**210,7**	**5,9%**	**223,5**	**-0,1%**
total	**1.141,5**	**1.111,0**	**2,7%**	**1.027,2**	**11,1%**
total (ex-variação cambial)	**1.141,5**	**1.114,9**	**2,4%**	**1.001,1**	**14,0%**

carteira de crédito pessoas físicas - Brasil



em R$ bilhões
240
399
47,7%
52,8%
PF com garantia²
52,3%
47,2%
PF sem garantia
dez/19
dez/22

-0,9% redução na carteira de cartão de crédito financiado

vs 3T22

-6,1% redução na carteira de cheque especial

(1) Inclui títulos privados. (2) Considera as carteiras de crédito de pessoas físicas: veículos, imobiliário e consignado

receita de serviços e resultado de seguros

em R$ bilhões

	4T22	3T22	Δ	2022	2021	Δ
cartões de crédito e débito	**4,1**	**3,9**	**4,2%**	**15,1**	**12,8**	**17,8%**
emissão	3,0	2,9	2,9%	11,3	10,1	12,1%
adquirência	1,1	1,0	7,8%	3,8	2,7	38,7%
conta corrente	**1,7**	**1,8**	**-3,6%**	**7,3**	**7,5**	**-2,3%**
administração de recursos[1]	**1,5**	**1,4**	**5,7%**	**5,8**	**5,7**	**3,1%**
assessoria econômico-financeira e corretagem	**0,7**	**0,8**	**-14,0%**	**3,3**	**3,6**	**-7,2%**
operações de crédito e garantias prestadas	**0,6**	**0,7**	**-3,0%**	**2,7**	**2,7**	**0,2%**
serviços de recebimento	**0,5**	**0,5**	**1,5%**	**1,9**	**2,0**	**-2,4%**
outros	**0,4**	**0,4**	**-10,4%**	**1,6**	**1,6**	**-0,7%**
América Latina (ex-Brasil)	**0,9**	**0,8**	**1,3%**	**3,3**	**3,3**	**0,3%**
receitas de serviços	**10,4**	**10,4**	**0,2%**	**41,1**	**39,1**	**5,1%**
seguros, previdência e capitalização[2]	**2,1**	**1,8**	**11,4%**	**7,5**	**6,0**	**25,5%**
serviços e seguros	**12,5**	**12,3**	**1,9%**	**48,6**	**45,1**	**7,8%**

(1) Considera receitas de administração de fundos e de administração de consórcios; (2) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (3) operações de seguros nos produtos de bancassurance nos ramos de vida, patrimoniais, de crédito e seguros de terceiros.

guidance 2022 vs. realizado serviços e resultado de seguros

consolidado
entre **7,0%** e **9,0%**
7,8%

Brasil
entre **7,5%** e **9,5%**
8,3%

administração de recursos- saldo

em R$ bilhões



2.070
321
1.749
dez/21
2.250
318
1.933
dez/22

8,7% total
-1,0% plataforma aberta
10,5% produtos próprios

adquirência
(evolução vs 2021)

valor transacionado 17,9%

receitas 38,7%

seguros[3]
(evolução vs 2021)

prêmios ganhos 19,9%

resultado recorrente 48,3%

qualidade do crédito


NPL 15 - 90 dias - %
3,0%
3,9%
2,6%
2,5%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22


NPL 90 dias - %
ex-cessão de créditos[1]
+0,02 p.p.
+0,02 p.p.
Brasil
total
América Latina
3,4% 3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0% 3,2% 3,4%
3,0% 3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7% 2,8% 2,9%
1,9% 2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7% 1,3% 1,3%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22


Brasil
3,1% 3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1% 3,2% 3,2%
1,6% 1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6% 1,5% 1,6%
1,2% 0,7% 0,9% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2% 0,1% 0,1% 0,2%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22


Brasil
ex-cessão de créditos[1]
+0,02 p.p.
+0,04 p.p.
pessoas físicas
micro, pequenas e médias empresas
grandes empresas
4,8% 5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4% 4,7% 4,9%
2,3% 2,3% 2,0% 1,4% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3% 2,2% 2,3% 2,4%
0,5% 1,1% 0,7% 0,5% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5% 0,1% 0,1% 0,04%
dez/19 mar/20 jun/20 set/20 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22 dez/22

(1) No quarto trimestre de 2022, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/22 no valor de R$ 158 milhões, dos quais R$ 100 milhões de carteira de pessoas físicas e R$ 58 milhões de grandes empresas.

despesas não decorrentes de juros

guidance 2022 vs. realizado despesas não decorrentes de juros

consolidado	Brasil
entre 3,0% e 7,0%	entre 3,0% e 7,0%
6,7%	7,2%

em R$ bilhões	4T22	3T22	Δ	2022	2021	Δ
despesas de pessoal	(6,2)	(5,8)	6,2%	(22,6)	(20,6)	9,7%
despesas administrativas e outras[1]	(5,9)	(5,9)	0,1%	(23,2)	(22,1)	4,9%
total - Brasil	**(12,1)**	**(11,7)**	**3,1%**	**(45,8)**	**(42,7)**	**7,2%**
América Latina (ex-Brasil)	(2,5)	(2,2)	11,8%	(8,8)	(8,5)	4,0%
despesas não decorrentes de juros	**(14,6)**	**(13,9)**	**4,5%**	**(54,6)**	**(51,2)**	**6,7%**

índice de eficiência



45,5%
47,1%
44,0%
41,2%
43,9%
45,0%
42,0%
39,1%
2019
2020
2021
2022
consolidado
Brasil

variação com destaque para investimentos

2022 vs. 2021

em R$ bilhões



Investimentos
Core: (0,3) | +0,7%
(51,2)
8,5
(42,7)
(2,9)
(45,5)
2,4
(2,7)
(45,8)
(8,8)
(54,6)
2021
América Latina
Brasil 2021
negócios e tecnologia
Brasil com investimentos
programa eficiência
transacionais e demais
Brasil 2022
América Latina
2022

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS.

cenário macroeconômico

	2022	2023e
PIB – Brasil[1]	2,8%	0,9%
SELIC (final do ano)	13,75%	12,50%
Inflação (IPCA)	5,8%	5,8%
Desemprego[2]	8,2%	8,5%
Dólar[3]	5,22	5,50

(1) PIB 2022 projetado; (2) PNAD Contínua, fim do ano; (3) final do período.

guidance 2023

	Consolidado	
carteira de crédito total [1]	crescimento entre **6,0%** e **9,0%**	
margem financeira com clientes	crescimento entre **13,5%** e **16,5%**	
margem financeira com o mercado	entre **R$ 2,0 bi** e **R$ 4,0 bi**	
custo do crédito [2]	entre **R$ 36,5 bi** e **R$ 40,5 bi**	
receita de prestação de serviços e resultado de seguros [3]	crescimento entre **7,5%** e **10,5%**	
despesas não decorrentes de juros	crescimento entre **5,0%** e **9,0%**	Índice de eficiência abaixo de 40% no consolidado e abaixo de 38% no Brasil
alíquota efetiva de IR/CS	entre **28,5%** e **31,5%**	

(1) Inclui garantias financeiras prestadas e títulos privados; (2) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (3) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.

Itaú Unibanco Holding S.A.

conferência com a imprensa 4T22

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 8 de fevereiro de 2023

Attachment 02

Itaú

Itaú Unibanco Holding S.A.

earnings review 4Q22

São Paulo, February 8th, 2023

quarter highlights

4Q22 vs. 3Q22 change

ex- specific corporate credit provision (subsequent event)

				ex- specific corporate credit provision
recurring managerial result	Consolidated	R$7.7 bn	∨ 5.1%	R$8.4 bn
	Brazil	R$7.0 bn	∨ 5.7%	R$7.7 bn
recurring managerial ROE	Consolidated	19.3%	∨ 1.7 p.p.	21.0%
	Brazil	19.7%	∨ 1.8 p.p.	21.7%
margin with clients	Consolidated	R$24.2 billion	∧ 3.6%	
	Brazil	R$21.2 billion	∧ 2.6%	
cost of credit	Consolidated	R$9.8 bn	∧ 22.7%	R$8.5 bn
	Brazil	R$9.0 bn	∧ 21.8%	R$7.7 bn
+90 days NPL	Consolidated	2.9%	∧ 0.1 p.p.	
	Brazil	3.4%	∧ 0.2 p.p.	
efficiency ratio (trailing 12-month)	Consolidated	41.2%	∨ 0.4 p.p.	
	Brazil	39.1%	∨ 0.3 p.p.	

credit portfolio

2022 guidance vs. actual total credit portfolio

consolidated between 15.5% and 17.5% — **11.1%**

Brazil between 19.0% and 21.0% — **14.2%**

in R$ billion

	Dec-22	Sep-22	Δ	Dec-21	Δ
individuals	**399.3**	**385.0**	**3.7%**	**332.6**	**20.1%**
credit card loans	135.1	128.8	4.9%	112.1	20.5%
personal loans	53.3	51.5	3.4%	42.0	26.8%
payroll loans	73.4	72.2	1.6%	63.2	16.1%
auto loans	31.6	31.8	-0.5%	29.7	6.5%
mortgage	106.0	100.7	5.2%	85.6	23.8%
very small, small and middle market loans	**174.2**	**170.2**	**2.4%**	**157.5**	**10.6%**
corporate loans [1]	**344.7**	**345.1**	**-0.1%**	**313.7**	**9.9%**
total Brazil	**918.2**	**900.3**	**2.0%**	**803.7**	**14.2%**
Latin America	**223.2**	**210.7**	**5.9%**	**223.5**	**-0.1%**
total	**1,141.5**	**1.111.0**	**2.7%**	**1,027.2**	**11.1%**
total (ex-foreign exchange rate variation)	**1,141.5**	**1.114.9**	**2.4%**	**1,001.1**	**14.0%**

individual's credit portfolio - Brazil



in R$ billion
240
47.7%
52.3%
Dec-19
399
52.8%
47.2%
Dec-22
individuals - collateralized²
individuals – not collateralized

-0.9% reduction in the portfolio of financed credit cards

vs 3Q22

-6.1% reduction in the overdraft portfolio

(1) includes private securities. (2) considers individuals' portfolio: vehicles, mortgage and payroll loans.

financial margin with clients

2022 guidance vs. actual financial margin with clients

consolidated	Brazil
between 25.0% and 27.0%	between 26.5% and 28.5%
27.2%	27.7%

change in the financial margin with clients

in R$ billion



^ R$ 0.8 bn (+3.6%)
23.4
(2.5)
20.9
(0.1)
0.3
0.2
0.2
21.5
2.7
24.2
3Q22
working capital[1] and other 3Q22
spread-sensitive operations 3Q22
product mix [2]
average volume
spreads and liabilities margin
Latin America and other[3]
spread-sensitive operations 4Q22
working capital[1] and other 4Q22
4Q22

annualized average margin consolidated



7.7%
7.9%
8.4%
8.6%
8.7%
5.6%
5.3%
5.1%
5.4%
5.6%
5.1%
4Q21
1Q22
2Q22
3Q22
4Q22

annualized average margin Brazil



8.8%
8.9%
9.2%
9.4%
9.4%
5.9%
6.0%
5.4%
5.8%
6.0%
5.3%
4Q21
1Q22
2Q22
3Q22
4Q22

- margin with clients
- risk-adjusted financial margin with clients
- risk-adjusted financial margin with clients ex- specific corporate credit provision (subsequent event)

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

financial margin with the market

2022 guidance vs. actual financial margin with the market

consolidated
between **1.0 bn** and **3.0 bn**
R$ 2.9 bn

Brazil
between **0.3 bn** e **2.3 bn**
R$ 1.4 bn



Brazil[1]
Latin America[2]
Capital Index Hedge
in R$ billion
1.3
0.6
0.7
4Q21
1.0
1.0
0.5
-0.4
1Q22
0.6
0.8
0.4
-0.5
2Q22
0.5
0.9
0.2
-0.6
3Q22
0.7
0.8
0.5
-0.5
4Q22
in the year
7.7
4.9
2.8
2021
2.9
3.4
1.6
-2.1
2022

(1) Includes external units ex-Latin America; (2) Excludes Brazil.

commissions, fees and result from insurance

in R$ billion

	4Q22	3Q22	Δ	2022	2021	Δ
credit and debit cards	4.1	3.9	4.2%	15.1	12.8	17.8%
card issuance	3.0	2.9	2.9%	11.3	10.1	12.1%
acquiring	1.1	1.0	7.8%	3.8	2.7	38.7%
current account services	1.7	1.8	-3.6%	7.3	7.5	-2.3%
asset management[1]	1.5	1.4	5.7%	5.8	5.7	3.1%
advisory services and brokerage	0.7	0.8	-14.0%	3.3	3.6	-7.2%
credit operations and guarantees provided	0.6	0.7	-3.0%	2.7	2.7	0.2%
collection services	0.5	0.5	1.5%	1.9	2.0	-2.4%
other	0.4	0.4	-10.4%	1.6	1.6	-0.7%
Latin America (ex-Brazil)	0.9	0.8	1.3%	3.3	3.3	0.3%
commissions and fees	10.4	10.4	0.2%	41.1	39.1	5.1%
result from insurance operations[2]	2.1	1.8	11.4%	7.5	6.0	25.5%
commissions and insurance	12.5	12.3	1.9%	48.6	45.1	7.8%

(1) Includes fund management fees and "consórcio" management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

2022 guidance vs. actual commissions and insurance results

consolidated
between **7.0%** and **9.0%**
7.8%

Brazil
between **7.5%** and **9.5%**
8.3%

assets under management - balance
in R$ billion



2,070
321
1,749
Dec-21
2,250
318
1,933
Dec-22

8.7% total
-1.0% open platform
10.5% own products

acquiring (change vs 2021)
transaction volume: 17.9%
revenues: 38.7%

insurance[3] (change vs 2021)
earned premiums: 19.9%
recurring result: 48.3%

credit quality

15 - 90 days NPL %



3.9%
3.0%
2.6%
2.4%
2.4%
2.3%
2.3%
1.9% 2.0% 1.9% 2.0%
1.7% 1.9% 1.8% 2.0%
2.5%
1.7% 1.8%
1.7% 1.8%
2.2% 2.2%
2.1% 2.1%
2.6%
2.3% 2.3%
2.2%
2.2%
1.9% 2.0% 1.9%
1.8% 2.0% 1.9%
1.7% 1.7%
1.7%
1.5%
Dec-19 Mar -20 Jun-20 Set-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22

Brazil



3.5%
3.1%
2.4%
3.0%
2.4%
2.8%
2.6%
2.4%
2.7%
3.1% 3.1% 3.2% 3.2%
1.6%
1.9%
1.0%
1.1%
1.8%
1.6%
1.4%
1.3% 1.2%
1.6% 1.6% 1.5% 1.6%
1.2%
0.7%
0.9%
0.7% 0.6% 0.5%
0.8%
0.2% 0.2% 0.2% 0.1% 0.1% 0.2%
Dec-19 Mar -20 Jun-20 Set-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22

NPL 90 days - % NPL



ex-sale of loans¹
3.4% 3.5% 3.2%
2.6% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 3.0% 3.2% 3.4%
+0.02 p.p.
+0.02 p.p.
3.0% 3.1% 2.7%
2.2% 2.3% 2.3% 2.3% 2.6% 2.5% 2.6% 2.7% 2.8% 2.9%
1.9% 2.0%
1.4% 1.2% 1.3% 1.5% 1.4% 2.0% 1.6% 1.6% 1.7% 1.3% 1.3%
Brazil
total
Latin America
Dec-19 Mar -20 Jun-20 Set-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22

Brazil



ex-sale of loans¹
4.8% 5.1% 5.0%
4.3% 4.2%
3.9% 3.6% 3.6% 3.8% 4.1% 4.4% 4.7% 4.9%
+0.02 p.p.
individuals
very small, small and middle market companies
corporate
2.3% 2.3% 2.0% 1.4% 1.7%
2.5% 2.6% 2.6% 2.3% 2.3% 2.2% 2.3% 2.4%
1.1%
0.5% 0.7% 0.5% 0.4% 0.4% 0.3%
1.1%
0.5% 0.5%
0.1% 0.1% 0.04%
+0.04 p.p.
Dec-19 Mar -20 Jun-20 Set-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22

(1) In the fourth quarter of 2022, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of December-22 worth R$158 million, of which R$ 100 million from the individual's portfolio and R$58 million from the corporate portfolio.

quality and cost of credit



cost of credit[1] (in R$ billion)
annualized cost of credit / loan portfolio[2] - (%)
ex- specific corporate credit provision (subsequent event)
3.3%
2.5%
2.7%
2.8%
2.9%
3.5%
3.0%
5.8
6.2
7.0
7.5
8.0
9.8
8.5
4Q19
4Q21
1Q22
2Q22
3Q22
4Q22
in the year
20.2
32.3
31.0
2021
2022

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters.

2022 guidance vs. actual cost of credit

consolidated between **28.0 bn** and **31.0 bn** — **R$32.3 bn**

Brazil between **26.0 bn** and **29.0 bn** — **R$30.2 bn**



coverage ratio – NPL 90 days (%)
952%
519%
320%
236%
588%
248%
241%
218%
599%
240%
232%
210%
1125%
223%
218%
195%
1371%
273%
215%
188%
1857%
275%
212%
181%
Dec-20
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
wholesale Brazil
Latin America
total
retail Brazil

non-interest expenses

2022 guidance vs. actual non-interest expenses

consolidated	Brazil
between **3.0%** and **7.0%**	between **3.0%** and **7.0%**
6.7%	**7.2%**

in R$ billion

	4Q22	3Q22	Δ	2022	2021	Δ
personnel	(6.2)	(5.8)	6.2%	(22.6)	(20.6)	9.7%
administrative and other[1]	(5.9)	(5.9)	0.1%	(23.2)	(22.1)	4.9%
total - Brazil	**(12.1)**	**(11.7)**	**3.1%**	**(45.8)**	**(42.7)**	**7.2%**
Latin America (ex-Brazil)	(2.5)	(2.2)	11.8%	(8.8)	(8.5)	4.0%
non-interest expenses	**(14.6)**	**(13.9)**	**4.5%**	**(54.6)**	**(51.2)**	**6.7%**

efficiency ratio


45.5%
43.9%
47.1%
45.0%
44.0%
42.0%
41.2%
39.1%
2019
2020
2021
2022
consolidated
Brazil

change, highlighting investments

2022 vs. 2021

in R$billion


(51.2)
2021
8.5
Latin America
(42.7)
2021 Brazil
Investments
(2.9)
business and technology
(45.5)
Brazil with investments
Core: (0.3) | +0.7%
2.4
efficiency program
(2.7)
transactional and other
(45.8)
2022 Brazil
(8.8)
Latin America
(54.6)
2022

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS),.

capital



11.7%
+ 0.3%
- 0.2%
+ 0.1%
11.9%
13.5%
1.5%
11.9%
Sep-22 common equity Tier I (CETI)
Net income in the quarter, dividends and interest on own capital
risk-weighted assets¹
prudential and equity adjustments
Dec-22 common equity Tier I (CETI)
Dec-22 Tier I capital
common equity Tier I (CET I)
additional Tier I (AT1)

(1) excluding the exchange rate variation of the period.

Itubers culture

e-nps 88 points — **historical high**

Multidisciplinary teams working in communities/tribes with members from business, technology, operations, UX and other areas.

18,587 employees in integrated communities

2,029 squads

AWARDS AND RECOGNITIONS IN 2022

- **1st bank ever to be at the 1st place of the Best Companies to Work for in Brazil,** prepared by Great Place to Work. Categories: companies above 10 thousand employees and Banks.
- **1st place** in the Banks category of the **Valor 1000 Award.**
- **1st place in the Valor Carreira Award** - The best in People Management 2022.
- **1st place** of **LinkedIn's Top Companies** for the third consecutive year.
- **Most innovative bank in Brazil by Valor Inovação**.
- **1st place** in the international category of **Fast Company's Best Workplaces for Innovators Award** and the 8th position in the overall ranking that includes companies from all over the world.

digital transformation

new ways of working and customer-centric culture **+** **modernization of systems** and focus on solving problems quickly **=** **creating more value** for our clients and increasing business **competitiveness**

evolution

~50% **~70%**

50% of ~ 3,700 business services have already been **modernized**, which represents **70% of the expected efficiency gains**

+

speed

+756%

increase in the volume of deployments throughout 2022, which is almost **9x more than in 2018***

+

quality

- 71%

reduction in high-impact customer incidents compared to 2018*

*12M2022 vs. 12M2018

client centricity

+ 20 points of evolution of the Bank's Global NPS since 2018

Majority of businesses at their **"historical highs"**

evolution that puts us on the path of a
genuine transformation of the customer experience.

NPS Global ambition: reach the excellence zone by 2023

NPS >70

excellence zone

57% of segments and **businesses** in the excellence zone (NPS>70).

Personnalité	Uniclass
Top Business (SMEs)	Private Banking
Business (SMEs)	Cards
Itaú BBA	Auto loans

2023

perspectives

macroeconomic outlook

	2022	2023e
GDP – Brazil[1]	2.8%	0.9%
SELIC (end of year)	13.75%	12.50%
Inflation (IPCA)	5.8%	5.8%
Formal jobs[2]	8.2%	8.5%
Dollar[3]	5.22	5.50

(1) GDP 2022 data projected; (2) measured by PNAD Contínua (IBGE), end of year; (3) end of year

2023 guidance

	Consolidated	
total credit portfolio[1]	growth between 6.0% and 9.0%	
financial margin with clients	growth between 13.5% and 16.5%	
financial margin with the market	between R$2.0 bn and R$4.0 bn	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	
non-interest expenses	growth between 5.0% and 9.0%	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Itaú Unibanco Holding S.A.

earnings review 4Q22

São Paulo, February 8th, 2023

additional information

2022 guidance

	Consolidated actual	Consolidated forecast	Brazil[1] actual	Brazil[1] forecast
total credit portfolio[2]	11.1%	between 15.5% and 17.5%	14.2%	between 19.0% and 21.0%
financial margin with clients	27.2%	between 25.0% and 27.0%	27.7%	between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	between 1.0 bn and 3.0 bn	R$1.4 bn	between 0,3 bn and 2,3 bn
cost of credit[3]	R$32.3 bn	between 28.0 bn and 31.0 bn	R$30.2 bn	between 26.0 bn and 29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	between 7.0% and 9.0%	8.3%	between 7.5% and 9.5%
non-interest expenses	6.7%	between 3.0% and 7.0%	7.2%	between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

results

in R$ billion	4Q22	3Q22	Δ	4Q21	Δ	2022	2021	Δ
operating revenues	**37.9**	**36.6**	**3.6%**	**33.4**	**13.2%**	**142.7**	**124.9**	**14.3%**
managerial financial margin	25.0	23.9	4.5%	21.2	17.8%	92.6	78.1	18.4%
financial margin with clients	24.2	23.4	3.6%	19.9	21.7%	89.6	70.5	27.2%
financial margin with the market	0.7	0.5	44.9%	1.3	-42.5%	2.9	7.7	-62.0%
commissions and fees	10.4	10.4	0.2%	10.2	1.7%	41.1	39.1	5.1%
revenues from insurance	2.5	2.3	9.4%	2.0	24.2%	9.1	7.6	19.3%
cost of credit	**(9.8)**	**(8.0)**	**22.7%**	**(6.2)**	**58.1%**	**(32.3)**	**(20.2)**	**59.6%**
provision from loan losses	(9.9)	(8.3)	19.7%	(6.8)	45.1%	(33.0)	(21.6)	52.6%
impairment	0.0	0.2	-93.9%	0.4	-97.5%	0.3	0.4	-23.0%
discounts granted	(0.8)	(0.9)	-10.9%	(0.6)	34.1%	(2.8)	(2.2)	31.8%
recovery of loans written off as losses	0.9	1.0	-12.9%	0.8	5.5%	3.2	3.1	3.0%
retained claims	**(0.4)**	**(0.4)**	**-0.1%**	**(0.3)**	**25.0%**	**(1.5)**	**(1.6)**	**-3.2%**
other operating expenses	**(16.9)**	**(16.1)**	**4.6%**	**(15.4)**	**9.3%**	**(63.4)**	**(58.9)**	**7.6%**
non-interest expenses	(14.6)	(13.9)	4.5%	(13.4)	9.0%	(54.6)	(51.2)	6.7%
tax expenses and other	(2.3)	(2.2)	5.1%	(2.1)	11.6%	(8.8)	(7.7)	13.3%
income before tax and minority interests	10.8	12.0	-10.4%	11.5	-6.1%	45.5	44.1	3.2%
income tax and social contribution	**(3.0)**	**(3.7)**	**-21.2%**	**(4.0)**	**-26.6%**	**(13.7)**	**(16.1)**	**-15.0%**
minority interests in subsidiaries	**(0.2)**	**(0.2)**	**-20.5%**	**(0.3)**	**-46.1%**	**(1.0)**	**(1.6)**	**-34.7%**
result from XP Inc. operations	**-**	**-**	**-**	**-**	**-**	**-**	**0.4**	**-**
recurring managerial result	**7.7**	**8.1**	**-5.1%**	**7.2**	**7.1%**	**30.8**	**26.9**	**14.5%**

business model

the allocation of principal capital (Common Equity Tier 1) in the bank's business was made at **12% until the first quarter of 2022 and at 11.5% from the second quarter of 2022 on**, according to our risk appetite.

in R$ billion

2022

	Total	Credit	Trading	Services & Insurance	Excess capital
Operation revenues	**142.7**	**82.5**	**2.2**	**57.8**	**0.2**
Managerial financial margin	92.6	67.4	2.2	22.8	0.2
Commissions and fees	41.1	15.1	0.0	26.0	-
Revenues from insurance[1]	9.1	-	-	9.1	-
Cost of credit	**(32.3)**	**(32.3)**	**-**	**-**	**-**
Retained claims	**(1.5)**	**-**	**-**	**(1.5)**	**-**
Non-interested expanses and other[2]	**(64.4)**	**(33.2)**	**(0.8)**	**(30.4)**	**0.0**
Recurring Managerial result	**30.8**	**11.1**	**0.8**	**19.0**	**(0.2)**
Average regulatory capital	**152.1**	**103.4**	**3.3**	**47.0**	**(1.6)**
Value creation	**10.2**	**(2.5)**	**0.4**	**12.2**	**0.1**
Recurring managerial ROE	**20.3%**	**10.8%**	**25.8%**	**40.3%**	**9.2%**

2021

	Total	Credit	Trading	Services & Insurance	Excess capital
Operation revenues	**125.6**	**67.9**	**2.0**	**55.6**	**0.1**
Managerial financial margin	78.1	54.7	2.0	21.4	0.1
Commissions and fees	39.9	13.2	0.0	26.7	-
Revenues from insurance[1]	7.6	-	-	7.6	-
Cost of credit	**(20.2)**	**(20.2)**	**-**	**-**	**-**
Retained claims	**(1.6)**	**-**	**-**	**(1.6)**	**-**
Non-interested expanses and other[2]	**(60.5)**	**(30.2)**	**(0.7)**	**(29.6)**	**0.0**
Recurring Managerial result	**26.9**	**10.7**	**0.8**	**15.4**	**0.0**
Average regulatory capital	**139.3**	**86.8**	**2.5**	**47.3**	**2.7**
Value creation	**9.3**	**(0.1)**	**0.5**	**9.2**	**(0.3)**
Recurring managerial ROE	**19.3%**	**12.3%**	**32.2%**	**32.5%**	**0.6%**

change (2022vs.2021)

	Total	Credit	Trading	Services & Insurance	Excess capital
Operation revenues	**17.1**	**14.6**	**0.2**	**2.2**	**0.1**
Managerial financial margin	14.4	12.7	0.2	1.4	0.1
Commissions and fees	1.2	1.9	0.0	(0.7)	-
Revenues from insurance[1]	1.5	-	-	1.5	-
Cost of credit	**(12.1)**	**(12.1)**	**-**	**-**	**-**
Retained claims	**0.1**	**-**	**-**	**0.1**	**-**
Non-interested expanses and other[2]	**(3.9)**	**(3.1)**	**(0.1)**	**(0.8)**	**0.0**
Recurring Managerial result	**3.9**	**0.4**	**0.0**	**3.6**	**(0.2)**
Average regulatory capital	**12.7**	**16.6**	**0.8**	**(0.3)**	**(4.3)**
Value creation	**0.8**	**(2.5)**	**(0.1)**	**3.0**	**0.4**
Recurring managerial ROE	**1.0 p.p.**	**-1.5 p.p.**	**-6.5 p.p.**	**7.9 p.p.**	**8.5 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Note: 2021 results as originally disclosed.

Itaú Unibanco Holding S.A.

earnings review 4Q22

São Paulo, February 8th, 2023

Attachment 03



Itaú

4Q22 institutional presentation

Itaú

_with 98 years of history, we are a full-service bank

market value[1]
US$48.1 bn

total assets[2]
BRL2,470 bn

recurring ROE[3]
19.3%

most valuable[4] Latin American brand
US$8.7 bn

101k employees
in Brazil and overseas

Great Place To Work®

LinkedIn Talent Awards WINNER Itaú

the best bank to work for in Brazil and winner of LinkedIn's Diversity award

(1) In 02/01/2023; (2) On December 31, 2022; (3) In 4Q22; (4) 2023 Brand Finance Ranking Global 500

we are present in

18 countries

- Brazil (1) (2) (3) (4)
- Argentina (1) (2) (4)
- Chile (1) (2) (3) (4)
- Luxembourg (1)
- Bahamas (1) (3)
- Cayman (1) (2) (3)
- Colombia (1) (2) (3) (4)
- Mexico (1)
- Panama (1) (4)
- Spain (1)
- United States (1) (2) (3)
- France (1)
- Paraguay (1) (2) (3) (4)
- Peru (1)
- Uruguay (1) (2) (4)
- United Kingdom (1)
- Portugal (1) (3)
- Switzerland (3)

(1) Corporate & Investment Banking
(2) Asset management
(3) Private Banking
(4) Retail

main highlights	4Q22 Recurring Managerial Result (BRL million)	Loan Portfolio Dec/22[1] (BRL billion)	4Q22[2] ROE (%)	4Q22[3] Efficiency Ratio (%)
Brazil	7,009	918.2	19.7%	39.1%
Latin America	658	223.2	15.4%	58.4%

(1) Considers financial guarantees provided and private securities.
(2) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by Shareholders' Equity.
(3) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others).
Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency.

with the most complete portfolio of products and services...



Itaú PrivateBank
Itaú BBA
Itaú Personnalitê
Itaú Uniclass
Private Bank
>BRL10 million in total investment
Ultra
> BRL4 billion
Personnalité
>BRL15 k or >BRL250 k in total investments
Large
> BRL500 million up to BRL4 billion
Uniclass
>BRL4 k up to BRL15 k
Middle
> BRL50 million up to BRL500 million
Itaú branches
up to BRL4k
Very Small and Small Companies
up to BRL50 million
checking accounts
cards
pension plans
investments
mortgage
premium bonds
consórcio
insurance
vehicles
Itaú
Itaú

...and brands and partnerships to serve different profiles

some of our brands and partnerships

iti | Itaú Uniclass | rede | Itaú Personnalitê | ion Itaú

credicard | FIAT | vivo | Edenred | Instituto Ayrton Senna

ConectCar | Smiles | Carrefour | Azul | PORTO SEGURO

Magalu | SAMSUNG | LATAM | Grupo Pão de Açúcar

personal credit | payroll loans | investment banking | acquiring | working capital

Individuals | Companies

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

Corporate development

Pathway to accelerate our cultural and digital transformation



distribution channels
technology & people
products
Itaú
Carrefour
Azul
Edenred
Smiles
Instituto Ayrton Senna
PORTO SEGURO
FIAT
LATAM
ConectCar
magalu
credicard
Grupo Pão de Açúcar
Commercial partnerships
SAMSUNG
locaweb
PayPal
vivo
M&A and Joint Ventures
pravaler
ZUP
AVENUE
ideal
Orbia
TOTVS TECHFIN
Corporate venture capital
monkey
PAKETÁ CRÉDITO
TENCHI
digibee
liqi
SAKS

our clients choose how they want to be served

physical

3.8 k
branches

more than 43 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

402 digital branches in Brazil

- **WhatsApp**
- **email**
- **telephone**
- **chat**
- **click to human**
- **Bankline**
- **Mobile banking**
  100% functionality in the app

the online account opening[2] flow grew 22% and digital acquisition of products and services[3] increased 1.3x year-over-year

our retail footprint is constantly optimized for our clients' behavior and needs

∨ 19%
of physical branches in Brazil (4Q22 vs. 4Q18)

Share| digital interactions[4]

Company


81%
86%
90%
4Q20
4Q21
4Q22

Individuals


65%
91%
94%
4Q20
4Q21
4Q22

[4] It considers total contracts, transfers and payments made in all channels, except for cash

we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals. comparing 2022 x 2021; (3) Comparing 4Q21x4Q22. It includes unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, vehicles, receivables, *AplicAut*, *Conta Garantida*, discounts, working capital and card protection, residential, travel, credit life insurance policies.

our ability to adapt, innovate and change has enabled us to get where we are now...

Click here for more info

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – first credit and debit cards

1970 – one of the four top data processing centers in Brazil is set up

1979 – Itautec is created

1980 – banking automation begins

Technical Operations Center (CTO) is set up

1983 – first ATM in Brazil

1990 – first Internet providers

2000 – first bank with no physical branches in Brazil, the Banco1.net

2002 – new Brazilian Payment System is set up

mobile banking in Brazil

2002 – acquisition of BBA gives rise to the largest investment bank in Brazil

Itaú BBA

2007 – first iPhone is launched

2008 – merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app



2012 – Itaú announces a BRL11.1 billion investment in technology, innovation and client service

2014 – fintechs start to gain momentum

2019 – purchase of ZUP speeds up digital transformation

iti is launched

2020 – beyond banking (iPhone pra sempre) is launched



change in regulation (PIX and Open Finance)

- new client solutions developed
- checking account fees package optimization
- new products launched (íon)

2022 – latest initiatives in the corporate development *

- TOTVS
- Orbia
- Ideal
- Avenue

Itaú Shop is launched

Events in Brazil and in the world

Itaú Unibanco

*Pending regulatory approval

solid governance ensures business sustainability

governance pillars

[Click here for more info]

- Decisions made jointly
- Meritocracy-based management
- Focus on performance and long-term value creation

family control, professional management and listed capital

IUPAR > **Family control** ensures a long-term vision

Itaú Unibanco Holding S.A.

Stockholders' Meeting > **Deliberates on significant topics**

Fiscal Council — **Board of Directors** > **Responsible for defining strategy**
we have eight committees reporting directly to the Board of Directors

Fiscal Council
3 Effective Members
3 Alternate Members

12 members
2 Co-Chairmen
1 Vice Chairman
9 Members (5 independent)

8 committees
1. Audit
2. Compensation
3. Personnel
4. Strategy
5. Environmental, Social and Climate Responsibility
6. Related Parties
7. Risk and Capital Management
8. Nomination and Corporate Governance

Executive Committee > **Professional management for strategy and day-to-day execution**

13 members

Partners' program
long-term incentives

supported by our risk culture, we operate based on strict models

A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors

Capital and Risk Management Committee

Monthly risk appetite monitoring

Board of Directors

Audit Committee

Discussion of metrics and the outcome of Risk Appetite, as well as the main risks factors

Internal Audit

3rd line of defense

Independent review of the activities developed by the institution

Itaú Unibanco Holding

Business departments

1st line of defense

Manages the risks generated, responsible for identifying, assessing, controlling and reporting

Risk department

2nd line of defense

Ensures that risks are managed and sustained on the principles of risk management:

- Risk appetite
- Policies
- Procedures
- Disseminating risk culture in business

risk appetite

Defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which management will strive to maximize value creation, consisting of a four-layer structure:

(1) risk management principles
(2) board of Directors' statement
(3) risk and metrics dimensions
(4) coordinate the set of risk taking guidelines

It is monitored, discussed and reported periodically to the executive levels, Board of Directors and Audit Committee

Where is Risk Appetite inserted?



risk appetite
global limits
specific limits
authority levels and policies
Board of Directors
Executive Level

itubers culture

values that guide our cultural transformation journey

we_ put the client first

Itubers:
- are determined to wow the client
- innovate based on the client's needs
- always make things simple

we are_ driven by results

Itubers:
- are ambitious in their goals and efficient in their execution
- are committed to sustainable growth
- strive to make a positive impact on society

for us_ ethics are non-negotiable

we_ don't have all the answers

Itubers:
- are curious about the world and are always learning
- experiment, make mistakes, learn and improve
- use data intensively, to learn and to make better decisions

we_ value diversity and inclusion

Itubers:
- are as diverse as our clients
- welcome different points of view
- stay true to who we are and express ourselves openly

we_ have each other's back

Itubers:
- trust in each other and are autonomous
- help each other and ask for help
- together, make one Itaú

cultural transformation to build a more efficient, simple and agile bank for our clients

1. client centricity

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything.

Our actions and efforts are designed for our clients' satisfaction, a key metric for the entire organization.

2. digital transformation

Technology is the great enabler of this transformation, leveraging our commercial potential.

We invest tirelessly to find the best services and solutions for our clients.

3. efficiency

Key to be competitive in pricing and agile in customer service.

This ranges from internal process automation to new ways of interacting with customers.

4. growth

Expand the client base and intensify the relationship with our clients, in addition to offering solutions that go beyond traditional banking needs aiming to maximize the customer experience.

the client is at the center of everything we do

Our commitment:
to serve our clients where, when and how they want to be served

_Omnichannel

Access to the same type of service regardless of channel

_Phygital

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Escuta

+650 k[1]
calls

_proactive contact to understand the client experience

ituber visita

+760[1]
visits

_connection between the leadership and frontline in the whole country on a remote basis

Papo de Cliente

+35 k[1]
initiatives

_initiatives based on client feedback to improve their experience

products and services

_the most complete shelf in the Brazilian financial sector, using data to provide the best offer

_personal finance platform and an app that transformed the investment journey ((on)

[1] Last twelve months

satisfied clients create more value

Global **NPS**


+ 20 points
+ 25 points
Dec/22 vs 2018
2023 vs 2018

✓ We reached our goal of 20-points growth in 2022.

_robust NPS measurement ecosystem

_measurement across all products, channels and segments. + 300 active surveys

_high volume of feedbacks that allows us to analyze satisfaction by different variables.

~4MM NPS feedbacks/year

technology enabling our clients to have the best service

focus on solving clients' issues quickly + cloud | artificial intelligence and machine learning | big data & analytics | agile management | communities > applying technologies to solve problems quickly and using data to develop products for a **better customer experience**

we work with multidisciplinary teams under the communities model
that include members from the business, technology, operations, UX departments, among others.

Currently

18.5k
employees

2,029
multidisciplinary teams

systems update

status

around 50% of our ~3,700 services have been modernized, which represents 70% of the expected efficiency

_improved efficiency and speed in data structuring and use

_flexible and adaptable platform designed to evolve

agility and quality

developments

growth of 756%
in the volume of our implementations, almost 9 times more than in 2018[1]

71% reduction in high customer impact incidents compared to 2018[1]

_our deliveries are aligned with our clients' needs

_our work models deliver outstanding outcomes

tech hub

Itaú + Cubo

Over 400 member startups,
89 large players[2] and
9 hubs focused in various market segments

_Cubo on WebSummit: initiative to connect startups in the Portuguese market and to position the hub in an international innovation scenario

_Cubo Bioeconomia: partnership with BID Lab to integrate startups from the North and Northeast of Brazil with solutions for online training solutions and face-to-face immersion in Manaus

_CVC Summit: objective to bring together strategic investors and corporations

[1] 12M2022 vs. 12M2018
[2] between maintainers, *membership* e partners

client centricity and digital transformation with efficiency gains

our commitment: developing and implementing structural efficiency gains initiatives

continuous investing in technology

2022 vs 2018

+ 2x
solution development investments

- 42%
infrastructure costs

strengthening culture

ongoing challenging activities and processes to seek efficiency gains

_goal

progressively reducing the bank's core costs in the coming five years

_>1,549 planned initiatives

reviewing, streamlining and optimizing processes, automating activities, using data and analytics

> 1,434 initiatives under implementation

we create value in a consistent way

efficiency ratio (Brazil) below 40%



47.3%
42.4%
47.0%
40.7%
39.1%
-0.3%
1.8%
-0.3%
-1.4%
9.8%
-3.9%
-2.4%
-4.6%
-10.4%
3.8%
4Q2018
4Q2019
4Q2020
4Q2021
4Q2022
efficiency ratio - Brazil
non-interest expenses growth compared to the same period of the previous year - Brazil
non-interest expenses growth compared to the same period of the previous year (deflated by IPCA[1]) - Brazil

[1]IPCA: Brazilian consumer price index

leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

25.4% market share in Nov/22[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

29.3% market share in revenue in Sep/22

The most complete shelf of cards

Growth estimated at 20% and share in household consumption at **52.9% in 2022**
+6 p.p. vs 2020[4]

Agribusiness

Our credit portfolio grew over 35%, per year, in the last two years

Agribusiness **GDP** has doubled in ten years and represents **27%** of Brazil's GDP in 2021

From +3% to 5% growth in agribusiness GDP in **2022** vs 9.4% in 2021[5]

700 dedicated employees at the end of 2022

Vehicles

Ranked #3 in origination

11.1% market share in Dec/22[1]

Payroll Loans

12.5% market share in credit porfolio in Nov/22

Ranked #1 in private sector and INSS (Sep/22)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1]In origination; [2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020; [3] Fundação João Pinheiro, 2021. 2019 data; [4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [5] Agriculture and Lifestock confederation (CAN - Confederação da Agricultura e Pecuária do Brasil), 2021. Agribusiness GDP data in 2021 estimated by the entity; [6]Competitive comparisons are released quarterly; [7]IFData (Central Bank), Sep/22

leadership in several business and growth opportunities

rede

22.3% market share in acquiring in 3Q/22

#2 player

TPV in Brazil estimated at **BRL3.2 trillion** in **2022**[1] vs BRL2.6 trillion by 2021

Asset Management

Largest private asset manager in Latin America

11.3% market share in Dec/22[2]

14 times elected as best fund manager[3] **10 times in a row**

Open platform with proprietary and third-party products

BRL2.7 trillion assets under custody

ion Itaú: Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and **>15** partners

revenue/GDP (Brazil, in %)



3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Chile: 3.9 | South Korea: 11.5 EUA: 12.5

Sources: SUSEP and OECD

Investment Banking

13 consecutive years in the Top 5 in Brazil of M&A, DCM and ECM[4] (by Dealogic and Anbima)

Top 5 in M&A, DCM and ECM

In 4Q22, we advised 10 transactions in Brazil, totaling BRL9 billion in mergers and acquisitions

Total of BRL10.3 billion of generated volume and BRL6.8 billion in distributed volume in November/22 in Local Fixed Income

In 4Q22, we entered into the main transaction in the quarter, which raised BRL2.6 billion

[1]Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [2]ANBIMA Ranking; [3]By Guia de Fundos FGV
[4]Dealogic and Anbima rankings of volumes and operations. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

growth alongside innovation

new products, channels and services launched

client base

strength of client relationship

solutions offer

iti

relationship platform

A free of charge account for clients demanding simple products and services

21.6 million clients in Dec/22

íon Itaú

investment platform

Specialized Investment Platform:
- Global visualization of portfolios
- Products from Itaú and peers
- Digital and human interaction channels
- Financial Education Platform: íon Edu

1.5 million app downloads
+578k clients with dedicated specialist service
Around 2 thousand specialists with portfolio

Itaú Meu Negócio

solutions platform

that goes beyond the banking needs of our clients

Itaú Shop

Marketplace and rewards solution integrated to the bank's apps, with a simple and safe payment experience, allowing up to 12 non-interest bearing monthly installments

new products and services

iPhone pra Sempre

Samsung no Itaú.

Inteligência Financeira

Beyond banking: an ecosystem of partnerships to serve all the needs of our clients

ESG initiatives integrated into business ensure the bank's sustainability

Click here for more info

strategy based on ten positive impact commitments



financial citizenship

To take care of people's financial health



inclusion and entrepreneurship

To support entrepreneurship to enhance social development



financing positive impact sectors +

To finance sectors of the economy that encourage social and environmental development



responsible investment

To offer products and services for a more sustainable economy



transparency in communication

To reinforce the transparency of our business beyond the financial results



inclusive management (employees)

To promote a diverse, inclusive and healthy work environment



ethics in relations and business

To maintain an ethical financial ecosystem



responsible management

To work with more ecoefficiency and good practices in our value chain



Amazon

To preserve and promote a positive impact in the region



private social investment

To reaffirm our pact with Brazilian society

ESG initiatives integrated into business ensure the bank's sustainability

Click here for more info

discover some of our initiatives

business

R$ 266 billion consumed for sustainable development by dec/22 (66% of the target by 2025)

We launched 'green' mortgage for financing sustainable real estate

We launched an exclusive credit line for financing solar panels

corporate behavior

We have opened more than 230 vacancies in the technology area with a focus on professionals who are part of the racial, gender and PwD diversity pillars

accountability

We are the highest rated Brazilian bank in the Dow Jones Sustainability World Index 2022 portfolio

country development

We joined other companies to create Biomas, an initiative dedicated to forest restoration, conservation and preservation activities in Brazil

Cubo Agro Itaú aims to double the number of agribusiness startups by 2023 and seeks solutions to challenges such as biotechnology and artificial intelligence

solid results and sustainable value creation


20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
20.2%
19.3%
13.8%
14.5%
4Q21
4Q22
ROE
average cost of capital


BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
7.2
2.4
4.7
7.7
2.1
5.5
4Q21
4Q22
recurring managerial result
value creation
cost of capital

higher revenue with a cost discipline

financial margin with clients

4Q22
BRL24.2 bn

^ 3.6 % 4Q22 vs. 3Q22
^ 21.7% 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
16.2	18.1	16.0	19.9

(BRL billion)

financial margin with the market

4Q22
BRL0.7 bn

^ 44.9 % 4Q22 vs. 3Q22
˅ 42.5 % 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
1.1	1.3	1.6	1.3

(BRL billion)

cost of credit

4Q22
BRL9.8 bn

^ 22.7% 4Q22 vs. 3Q22
^ 58.1 % 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
3.4	5.8	6.0	6.2

(BRL billion)

commissions and insurance

4Q22
BRL12.5 bn

^ 1.9 % 4Q22 vs. 3Q22
^ 4.9% 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
10.8	12.1	11.2	11.9

(BRL billion)

non-interest expenses

4Q22
BRL14.6bn

^ 4.5 % 4Q22 vs. 3Q22
^ 9.0 % 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
12.8	13.0	13.3	13.4

(BRL billion)

recurring managerial result

4Q22
BRL7.7 bn

˅ 5.1 % 4Q22 vs. 3Q22
^ 7.1 % 4Q22 vs. 4Q21

4Q18	4Q19	4Q20	4Q21
6.5	7.3	5.4	7.2

(BRL billion)

without overlooking risk management

credit portfolio[1]

Dec-22
BRL1,141 bn

^ 2.7% Dec-22 vs. Sep-22 | ^ 11.1% Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
655	723	870	1,027

(BRL billion)

90 days NPL

Dec-22
2.9%

^ 0.1p.p. Dec-22 vs. Sep-22 | ^ 0.4p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
2.9	3.0	2.3	2.5

(%)

15-90 days NPL

Dec-22
2.2%

˅ 0.1p.p. Dec-22 vs. Sep-22 | ^ 0.4p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
2.3	2.3	1.8	1.8

(%)

coverage ratio

Dec-22
212%

˅ 3.0p.p. Dec-22 vs. Sep-22 | ˅ 29.0p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
221	229	320	241

(%)

funding[2]

Dec-22
BRL1,251 bn

^ 2.9% Dec-22 vs. Sep-22 | ^ 11.6% Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
687	760	1,069	1,121

(BRL billion)

LCR[3]

Dec-22
164.7%

^ 6.5p.p. Dec-22 vs. Sep-22 | ^ 5.6p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
172	149	195	159

(%)

NSFR[4]

Dec-22
121.1%

˅ 1.5p.p. Dec-22 vs. Sep-22 | ^ 0.0p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
128	122	126	121

(%)

tier I capital ratio

Dec-22
13.5%

^ 0.3p.p. Dec-22 vs. Sep-22 | ^ 0.5p.p. Dec-22 vs. Dec-21

Dec-18	Dec-19	Dec-20	Dec-21
15.9	14.4	13.2	13.0

(%)

[1] Includes financial guarantees provided and corporate securities. [2] Deposits + *Debentures* + Securities + Borrowings and Onlending. [3] LCR - Liquidity Coverage Ratio; [4] NSFR - Net Stable Funding Ratio.

capital structure suitable for carrying out our growth strategy



Basel ratio
15.8%
14.5%
14.5%
14.9%
14.7%
14.7%
13.9%
14.1%
14.7%
15.0%
11.5%
10.3%
10.3%
10.6%
10.6%
11.0%
11.0%
11.5%
11.5%
11.5%
2019
2020
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Itaú Unibanco
Minimum required capital

diversified shareholders base with high liquidity

Free float* | Non-voting shares



27%
25%
19%
38%
39%
48%
36%
36%
33%
4Q20
4Q21
4Q22
Brazilians B3
Foreigners B3
NYSE

(*) Excluding controlling shareholders and treasury

4.8 billion
of shares

Daily average volume of shares traded (BRL million) – ITUB4



1,048
893
1,275
4Q20
4Q21
4Q22

481 k
direct shareholders in December 2022

we are listed at B3 and NYSE and make up top market indices

we are the **only Latin America bank making up the Dow Jones Sustainability Index** since it was launched

[B]3 BRASIL BOLSA BALCÃO | NYSE | S&P Dow Jones Indices A Division of S&P Global | ISEB3 | Bloomberg Gender-Equality Index 2021 | MSCI

2022 guidance

	consolidated		Brazil[1]	
	actual	forecast	actual	forecast
total credit portfolio[2]	11.1%	between 15.5% and 17.5%	14.2%	between 19.0% and 21.0%
financial margin with clients	27.2%	between 25.0% and 27.0%	27.7%	between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	from R$1.0 bn and R$3.0 bn	R$1.4 bn	from R$0.3 bn and R$2.3 bn
cost of credit[3]	R$32.3 bn	from R$28.0 bn and R$31.0 bn	R$30.2 bn	from R$26.0 bn and R$29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	between 7.0% and 9.0%	8.3%	between 7.5% and 9.5%
non-interest expenses	6.7%	between 3.0% and 7.0%	7.2%	between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) Includes units abroad ex Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

2023 guidance

	Consolidated
total credit portfolio[1]	growth between 6.0% and 9.0%
financial margin with clients	growth between 13.5% and 16.5%
financial margin with the market	between R$2.0 bn and R$4.0 bn
cost of credit[2]	between R$36.5 bn and R$40.5 bn
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%
non-interest expenses	growth between 5.0% and 9.0% — consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

Itaú

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri